EXHIBIT 21

Subsidiaries

State of
Subsidiary Name	Incorporation
Ecosphere Systems, Inc.	Florida
UltraStrip Envirobotic Solutions, Inc.	Florida
Ecosphere Energy Solutions, Inc.	Florida